Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

Man Financial Limited (including holding previously held by GNI Ltd)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Man Financial Ltd

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class acquired

n/a

7. Number of shares / amount of stock disposed since last notification

2,887,139

8. Percentage of issued class disposed

2.03%

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

21 May 2004

12. Total holding following this notification

8,764,688

13. Total percentage holding of issued class following this notification

6.17%

14. Any additional information

Notification received pursuant to S.198(1) – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti 020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

21 May 2004

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